Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Set forth below is a transcript of Matt Kinsella’s interview with Quantum Insider podcast on October 6, 2025 in which the proposed business combination between Churchill Capital Corp X and ColdQuanta, Inc. (“Infleqtion”) is discussed.

No matter how powerful those GPUs get and if we have some breakthrough in energy and we’re able to break or bend

0:07

that curve that what seems unsustainable for the power demands to power these GPU clusters, we’re able to flatten that

0:13

curve and we’re able to figure out how to do more interesting things with GPUs. There are still classes of problems that

0:19

they just aren’t well suited to solve. And I think about those in the following way. The most powerful GPU cluster at

0:26

the end of the day is boiling all problems down to zeros and ones, right? And it’s unbelievable what you can do

0:32

with that binary logic when done billions of times. And they’re going to keep finding out great new use cases to

0:38

point that zero and one logic at. But that is not actually how nature works, right? Nature behaves by the laws of

0:45

quantum mechanics. And so the problems that are under that bucket, whether that is, and these are the common ones always

0:50

talked about, you know, molecular modeling. So therefore material science or drug discovery and then you know

0:56

optimization type problems or or or other things of that nature. I do think quantum computers are going to get

1:03

quantum advantage on those types of problems relatively quickly because the underlying architecture is just suited

1:09

to solve those problems as opposed to trying to force fit that zero and one logic into these types of problems that

1:15

it’s just a heruristic. Right? The world doesn’t actually work in zeros and ones. It works based on quantum mechanics. And

1:21

so we can force fit that heristic into quantum mechanics to a certain extent,

1:26

but it will be much more efficient to do it underlying quantum architecture

1:32

because that is how the world actually works. Welcome to another episode of the quantum economy podcast.

1:39

Today I’m joined by Matthew Kinsella, the CEO of Inflection. Matt has a fascinating background from

1:46

venture capital and deep tech investments and he was the seed investor in inflection back in 2018 before

1:53

joining the company as their CEO in 2024 taking the company from a spin out to a

1:58

global player shaping the future of quantum technologies in the field of defense logistics finance and beyond.

2:06

Now at the helm of inflection, he’s going public with the company and he’s

2:11

building the infrastructure of a quantum future far beyond computing alone. He

2:17

has big hopes for humanity and his values in place. Joining me from Boulder, Colorado, the US capital of

2:25

quantum, here is the Quantum Economy podcast with Matt Kinsella. So Matt,

2:32

first of all, thank you for coming on. Um, is it the way to go with quantum now to take a businessminded person, put him

2:39

on the top of the CEO, go public, and to commercialize? Are we are we there now?

2:45
Well, thank you for having me, Anders. And and uh I I I guess so, right? 2:50

Because that has been my that has been my trajectory to get into the company. I came from the investment world, was the

2:56

first investor in inflection back in early 2018, have been on the board ever since, helping to build the company, and

3:02

then stepped in full-time to to uh work at the business full-time back in the beginning of last year and uh and made

3:09

the decision earlier this year that this was the right path for us to go for a lot of different reasons. But I mean, you you have that that that

3:16

background as a deep tech investor. Um and it’s it’s not very typical to then

3:22

take on an operational role in particular if you look at you know the interest of a broader deep tech uh

3:29

portfolio. Um what what what made you like go into um to that role now and to

3:36

to see that inflection is the right um horse to bet on so to speak? You’re are very right that this is not

3:42

that normal. Um and and actually if I flush out the whole situation for you, you’ll see um that you know there were

3:49

many versions of the world where this would not have been the path of least resistance. So if we go back to 2017,

3:56

well even go back further. I was at my firm Maverick for 18 years. So I started there right out of college. Maverick is

4:02

a a both a public equity investment fund and then also a venture capital fund. I started my career on the public equity

4:08

side of the business. So investing in the stock market, focus on technology and then in 2014 we decided as a firm to

4:15

launch an earlystage venture fund. And this context is important just to to answer your question actually. And so

4:21

Lee Anley, the founder of the fund, asked me to move out to San Francisco from New York to get that early stage

4:27

venture fund off the ground alongside a partner. And for the next 10 years or so, I was one of those partners running

4:32

that early stage venture fund. In 2017, I got super curious about quantum. started going down the quantum rabbit

4:38

hole, which is uh as you know, a a windy deep rabbit hole, and got totally hooked

4:44

um and met a lot of the different companies that were around at the time.

4:49

And the conclusion that I walked away with was the riskreward setup from an investment perspective was actually

4:56

probably the best to start something from scratch. And the reason for that was the companies I met were all

5:02

relatively nent. um they were all had potentially good upside potential, but

5:09

that upside was relatively binary in nature. It was do you get a quantum computer or or not and it was unclear at

5:15

the time which modality would even be successful, let alone which company. And so there was a lot of risk in making an

5:21

early stage investment such that that it almost felt like the same amount of risk to to build something from scratch with

5:27

with much more upside. So then I met I went from meeting companies to professors and ultimately led me to a

5:33

gentleman named Dana Anderson who is the founder of inflection and Dana has been

5:38

a professor at CU Boulder for 40 years and and and Dana’s really the first

5:44

mover and pioneer in this quantum modality called neutral atoms and I got totally enamored with neutral

5:51

atoms when I met Dana largely because they’re very flexible and so there wasn’t that binary nature that a lot of

5:57

the other companies that had met with neutral atoms, you can actually do a lot of different interesting things with them. And I’m kind of going on a

6:03

tangent. I promise I’ll tie it back to to why did I why did I come here, right? And so with with that in initial

6:10

investment lens and the idea that wow we can build a quantum company that isn’t

6:17

this you know binary bet but actually you can point this neutral item engine at a number of different interesting end

6:23

markets build a commercial entity and then explore whether neutral items might be an interesting candidate for that

6:29

crown jewel of a gatebased fault tolerant quantum computer that can do things that classical computers can’t do. At the time, neutral atoms hadn’t

6:35

really been explored for that. A little bit in the research lab, our chief scientist, Mark Saffman, chief scientist

6:40

for quantum, had done some work in his um in his lab at the University of Wisconsin, but neutrons were kind of the

6:46

new kids on the block from a computing perspective. So, I seated Dana in early 2018, joined the board, and I’ve been

6:53

helping build the company from my seat on the board ever since, and then got the really unique opportunity at the

6:58

beginning of last year to join full-time. and and and so I had all that history with the company.

7:05

I loved the company. As a VC, and if there any VCs are listening, they’ll they’ll resonate with this. You always have a one or two companies inside your

7:12

portfolio that you just gravitate to and you spend way more time with than other companies. And inflection was always

7:18

that company for me. And and actually sometimes my partners would would accuse me of quote going native um because I

7:23

was so in love with the company, right? and and uh and so I um I when this

7:29

opportunity came along, I I’d had opportunities to go join our companies before at Maverick and never really took

7:35

them seriously. On top of that, my my wife um was a native is a native San

7:41

Franciscan. We had a two-month-old and a four-year-old at the time. My wife’s parents had moved to Marin County. We

7:46

were going to move to Marin County. I’d been at Maverick for 18 years. It was a wonderful job. So, there was a lot of reasons why this was not the path of

7:52

least resistance to take this role. So, why did I take it? I took it because it’s the most exciting company I’ve ever

7:58

seen. I mean, it’s it’s it has it’s the only company I’ve been a part of that has the possibility to be the next

8:04

Nvidia. And obviously, we’d have to execute the heck out of it to get there, but it had that kernel. It has all the, 8:10 you know, the basic ingredients. And so, the chance to be part of something special like that early was really

8:17

exciting to me. And so what should have been a hard decision um became a pretty easy one once you know I got past the

8:23

first conversation with my wife which was heck no. Uh then the next conversation was maybe we’ll think about 8:28
it. Then finally we we got there and so that that’s really why I took it because I just I love this company. I think it’s 8:33 going to be really important to get this technology out in the world and I think it’s really important for um humanity to

8:39

to really bring quantum out to out to the out to life. And so I felt like it was something I had to do.

8:44

That’s amazing. There’s so many things, so many layers to play with there. So there is the the financial aspect,

8:50

there’s the the path towards a brighter path for humanity and then there’s what

8:56

what what interests me I resonate with that um relationship to a portfolio

9:02

company. So I have an investment in a 3D DNA sequencing company. I’m looking into

9:07

the uh whole essence of um optimizing enzymes and to play with uh you know a

9:13

quote unquote moving from chat GBT to chat DNA uh moment. Very fascinating.

9:19

But I’ve also looked into many quantum computing companies and um when you look

9:25

at an investor because I mean there are physicists that have a very strong tie

9:30

to their approach how to build an error corrected quantum computer or even a a round temperature quantum computer. What

9:37

was it like the technical u hunch or or the the I would say like the drive you

9:43

had toward inflection or was it a people’s business? what what what made you, you know, put your your bet on

9:49

inflection? So, when I met Dana, Dana was a

9:54

professor at CU, but he’d been running inflection for for for several years at that time. And it was, you know,

10:01

effectively an extension of his lab at at CU Boulder. Dana was part of several Nobel Prize

10:08

winning teams going back over the last 25 years or so. and and and all of those

10:13

teams worked on what effectively culminated in neutral atom technology. Dana is an applied physicist, not a

10:19

theoretical physicist. So, generally speaking, the theoretical physicists are the ones who win the Nobel prizes and

10:25

the the and the applied physicists build the stuff, right? So, so Dana had actually been building these core

10:30

foundational components. In fact, I can show you one. I’ve got one on my desk. Let me just this.

10:37

He’d been building these um really for the last several two decades or so and 10:43 selling them to other academic institutions so they could do neutral atom experiments. 10:48

And so a what I what I really found intriguing about Dana was he was a

10:54

quantum physicist but he actually had like commercial drive like he he was in it to try to build and and and grow this

11:01

technology as opposed to just doing it for academia. So, so immediately I was drawn to data because of that, you know,

11:07

underlying commercialization mindset which isn’t that prevalent in academia broadly speaking. So, so from the

11:14

people’s aspect of it, I really really really kind of again I’ll use that word enamored. I was enamored with Dana for a

11:20

number of reasons. So, he was, you know, the the horse or the person that I that I wanted to back in this in this in this

11:26

race. The other element of it was the neutral atom modality. And so as I was going 11:33 down the early stages of my trip down the rabbit hole, I I never even heard of neutral atoms. It wasn’t really in the 11:39 conversation. And that was largely because back then and some in some ways today when you say quantum people assume 11:47 the only kind of companies are computing companies and neutrals hadn’t really been pointed at compute at that point. It had been in academia but but not

11:54

commercially. And so when I learned about it, I I I was fascinated by the

11:59

possibilities. And I’m not a physicist, so I wasn’t going to be able to tell you, you know, the the the the actual

12:05

underlying elements as to why this modality was better, but the flexibility is what drew me to it. And and and the

12:11

idea that we can actually create a multi-shot goal, Sean and goal approach to building a business and then explore

12:18

whether this modality might be interesting for computing. So it wasn’t necessarily like I looked at trapped ions, I looked at superconducting, I

12:25

looked at phatonics, I looked at neutral atoms and said neutral atoms is definitively, you know, superior to these other modalities. It was more that

12:31

there was nothing that telling was telling me that it wasn’t for computing and I got to have these d-risked

12:38

investment opportunities to build these other products with this same underlying modality. So to me it was partially Dana

12:44

but partially the flexibility and because of the flexibility of the possibilities multiple ways to win that

12:50

I really liked about it and it didn’t have that binary nature. And if you fast forward to today it’s been really

12:56

rewarding to see that seed thesis play out. We we’ve built several really really robust commercial products in the

13:02

quantum sensing umbrella that we’ve been monetizing along the way. And then the big surprise has been neutral atoms have

13:08

gone from this darkhorse quantum computing modality to really leading the way on on most of the metrics that

13:14

matter and on on our on our journey towards gatebased fall tolerant quantum computers that can do things that classical computers can’t do.

13:20

Yeah. Because I see the the quantum communication the quantum sensing path of it and then you see the challenges on

13:27

compute. So, so I was very curious about, you know, back then, uh, you know, backing it as an investor. You see

13:34

a promising seed bet. I get that. But, you know, taking the step in the midst

13:39

of what was back then when you, you know, you you took the job, it was kind

13:44

of sort of reaching that um, investment hype that we have seen over the past 12,

13:51

you know, to 16 months. and you’re seen big players with Microsoft and uh leading the way with a lot of uh I would

13:58

say like more of a hype communication marketing theme right so it was very interesting to just get your um

14:04

background why you decided to go with Dana and to go with inflection so thank

14:09

you that and and yeah absolutely and going to Boulder Colorado being on on in the Bay Area it’s like I um I I

14:18

just took my dad um um to to the a couple of months ago and I uh I spent a

14:24

year in Nebraska and my dad and myself we took a car and drove all the way up

14:30

to to Colorado through Nebraska the Dumb and Dummer route because I

14:38

thought the Rockies would be a little bit rockier than this. Right. No, because I wanted to go up to Boulder

14:43

and figure out what that place is all about because of that quantum clearly. So, so it’s interesting. So, um, so, so

14:50

thank you so much for for sharing. Well, Andrew, I’ll tell you one thing. My, my I grew up in Illinois and a lot

14:55

of my family was from, um, lived in, in western Nebraska, and that journey

15:01

across Nebraska is a brutal one. It it it’s like corn fields forever, right?

15:06

Yeah. We we were when the corn was not there, so it was like earlier 2025, Aprilish. 15:12

So, it’s just it’s basically flat. But I wanted to go back where I stayed. So, I went there when I was 17. uh did a year

15:19

of exchange program and I never figured out why I went there to play sixman

15:26

football and live with a family in a small village. Uh but like spirit and

15:31

I’m very interested in you know societies and people and all that stuff. So we had a very very um I would say um

15:41

very rich um flares of US from New York to Nashville to Nebraska and Boulder,

15:48

Colorado and Washington just traveling. Very very different uh different views

15:53

of what the US is like in those various parts. Good good people in Nebraska. Good cornfeded Midwesterners as we like

15:58

to call them. Straight straight drives. You could just you know lean back and kind of sort of feel like you slept for a couple of

16:04

minutes. So yeah. Yeah. No, but um interesting. I mean I just also take on the market um a lot of um

16:13

big uh recent announcement on uh I would

16:18

say investments. If you also look at the publicly traded quantum companies, uh

16:23

there’s never been a larger gap between the ratio of uh sales and valuation. How

16:29

do you look at the market right now? Is it hyped? Do you think that’s substantial? Are we seeing a new kind of

16:36

a logic to investments because of the impact? What is your take on on on the

16:42

market? And just to make sure we’re clear, we’re talking about the market for the capital

16:47

raising or is it market for selling quantum products? No, I would I would say the ratio between the the current revenue. So a

16:54

lot of that I mean a lot of the revenue probably that you also have are are research project and and things that are

17:00

quantum to do smaller things before you get into that actual you know scale implication of of the revenue part. So

17:06

I’m looking at the valuation ratio towards uh to the revenue. Yeah. Yeah. Okay. Understood. I think there’s

17:13

there’s let me touch on just one aspect of the market as it relates to the actual you know selling of the products

17:19

and the commercializ is of the business. And I can then I can talk about you know the the spread or the the multiple on

17:24

revenue towards the to to the market caps of some of the players. I I I do

17:30

agree that really all quantum computing sales are still in that research bucket,

17:36

right? It’s it’s some government somewhere has allocated dollars to buy a quantum computer and and then and then

17:42

we or another quantum computing company fulfills that sale and gets the money and then builds a quantum computer. But

17:48

the great thing about that is is it helps you get better at building quantum computers and and getting them towards that magical number where they’ll start

17:55

to do things that classical computers can’t do. And it’s great for the government entity whether that’s an academic institution or a national lab

18:01

or in some cases like the NQCC in the UK. They get to learn how to use quantum computers, train the workforce and then

18:07

importantly those that that real estate’s upgradeable, right? You can you can then make those computers commercially useful over time. It’s

18:14

different on the sensing market. Like there there are quantum sensing products that we sell. We sold 11 million of

18:20

clocks at the DoD that are actually commercially advantageous. And and I think you’re starting to see that

18:26

markets are starting to demand the level of performance that those quantum sensors can provide. And so I do think

18:33

you’re going to see an increasingly robust commercial market. It might still be in that national security bucket or

18:40

so for some of these quantum sensing products. And I do think we’ll see that that grow. So I just want to make that distinction that most of the quantum

18:45

computing revenue is still very much in the research phase. Some of the quantum sensing is but increasingly quantum

18:51

sensors are being sold in a in a commercialized way because they can do things for instance keep time orders of

18:58

magnitude more precisely than than classical standards. So, so there’s the there’s my comments on kind of the the

19:03

the the game on the field for the uh for the actual commercial business uh parts

19:09

of the parts of the parts of the market. As it relates to the valuations, I do

19:14

think what you’re seeing and and and I do want to also say I was a public market investor for many years. Trying

19:20

to explain why stocks are doing what they’re doing is effectively impossible. So, I want to just make sure everything 19:26

I say is is speculative and you just don’t know because sometimes the market just does what it does, right? Um, and

19:31

and the best advice I ever learned from being a a public equity investor was don’t ever give stock tips to your

19:37

friends. Uh, because there’s a reasonable chance you’re going to be wrong. And and honestly, if in the public equity world, if you’re batting

19:42

above 500, meaning you’re just getting things right more than you’re getting them wrong a little bit, you’re actually

19:48

ahead of the pack. So, all of those disclaimers said, here’s my thesis on what’s happening in the public markets.

19:55

I think um quantum computing has gone from something that’s kind of been a rolling

20:01

five years away to seemingly in a more def definitive time fiveyear time

20:06

period. And and and I think the reason why is logical cubits and and the before

20:12

the world got logical cubits, it was unclear as to whether quantum computers were ever going to reach that point

20:17

where they would actually be more powerful in certain circumstances than classical computers. Once we actually

20:24

showed that logical cubits were possible, it now is just a matter of time. So now it’s gone from if to when

20:29

and I think that has been an underlying shift. Whether like the average person buying quantum stocks knows about that

20:35

shift, I don’t know. But I think it’s kind of gotten the ball rolling and so now it’s now it’s turned into okay this

20:40

is happening. Um you we we have logical cubits we just need more of them. And I think most people and I fall in this

20:46

camp agree that a 100 logical cubits is where you start to see minimum viable commercial advantageous um use cases for

20:54

class quantum computers versus classical. And and now we’re we’re are marching towards that that 100 logical

20:59

cubit threshold. We just announced that we had 12 logical cubits last week and and we’re moving towards on a a pretty

21:04

defined engineering roadmap to get to that 100 logical cubit level. So I think there’s a a shift from it’s going from

21:11

if to when and now if it’s not if and it’s when, how big is that opportunity going to be and and investors don’t want

21:18

to miss out the opportunity to be the next AI wave or something like that, right? And so I think you’re starting to

21:23

see some of those possibilities discounted into the stock prices before they normally would be, especially

21:29

relative to where the, you know, the the revenues are at these points in times. And so, and that’s not unusual for these

21:35

types of cutting edge technologies because often the growth can be

21:40

explosive in the underlying um revenue and profitability metrics, which you see

21:46

with something like OpenAI. every time it looks crazy expensive and then all a sudden you fast forward a year and their

21:52

revenue have gone up by 100x or whatever it is. And so I think people are are starting to extrapolate that that might

21:58

be possible and I’m not saying it’s what’s going to happen but it might be possible in quantum and therefore they want to make sure they have a play. And

22:05

so I think there’s there’s all those elements happening. I think maybe there’s some AI fatigue in the market and they’re looking for what’s the next

22:12

thing and and that possibly could be quantum. And so a lot of different things are are playing out, but you are

22:17

right that that the valuations you’re seeing in quantum are significantly higher than they’ve ever been

22:23

historically. So what do you think? I mean we obviously could also have an argument

22:30

that we haven’t reached any limitation on CPUs and GPUs on scaling and energy

22:37

efficiency uh transistors that are more efficient. Um, do you do you see that

22:43

the argument the race for actual uh quantum computing is so strong or or is

22:49

there still a big risk that we might actually have a new transistor and some efficiency with the current GPUs of

22:56

Nvidia and we would just have uh you know infinite access to energy through some new breakthroughs in material

23:02

design without actually a quantum computer. Do you do you see that or do you think that there is now a very very

23:07

clear evidence that we will eventually have uh significant advantages also not

23:14

in the very outlier uh complex uh calculations but also in some highly

23:20

commercialized products within quantum. It’s a good question. I think everyone’s

23:26

been surprised to our upside as to what we’ve been able to push GPUs, what what

23:32

they can do, right? What we’ve been able to figure out how to do with them. And and my guess is we’ll keep figuring out

23:38

how to do amazing things with GPUs. My sense though is that

23:45

no matter how powerful those GPUs get and if we have some breakthrough in energy and we’re able to break or bend

23:53

that curve that what seems unsustainable for the the power demands to to power these these these GPU clusters, we’re

24:00

able to flatten that curve and we’re able to figure out how to do more interesting things with GPUs. There are

24:05

still classes of problems that they just aren’t well suited to solve. And and I think about those in in the following

24:13

way. Even that even I forget what XAI’s cluster down in Nashville is called,

24:18

right? Maybe Optimus or what whatever that’s called, right? The most powerful GPU cluster at the end of the day is

24:25

boiling all problems down to zeros and ones, right? And it’s unbelievable what you can do with that binary logic when

24:31

done billions of times. and and and so they’re going to keep finding out great new use cases to point that zero and one

24:39

logic at but but that is not actually how nature works, right? Nature behaves by the laws of quantum mechanics. And so

24:46

the problems that are under that bucket whether that is and these are the common ones always talked about you know molecular modeling so therefore material

24:53

science or drug discovery and then you know kind of derivative

24:58

optimization type problems or or or other things of that nature. I do think

25:04

quantum computers are going to get quantum advantage on those types of problems relatively quickly because the

25:10

underlying architecture is just suited to solve those problems as opposed to trying to force fit that zero and one

25:16

logic into these types of problems that it’s just a heristic, right? The the world doesn’t actually work in zeros and

25:22

ones. It works based on quantum mechanics. And so we can force fit that heristic into quantum mechanics to a

25:29

certain extent, but it will be much more um efficient to do it via quantum

25:36

underlying quantum architecture because that is how the world actually works. All right. I don’t know if I said that in the most

25:42

elegant way, but but I think you get the point. Yeah. And and I I agree with you. I mean, this is uh Richard Feman speaking

25:48

out, right? If we Exactly. Yeah. Just just look at look at what Richard Fineman said. He’s he’s gonna say it way better than I did.

25:54

Yeah. The way of of setting up, but uh and but but I wanted to to get like your

26:01

thoughts on all these parts of of of I mean obviously I I I see you have a a

26:06

huge uh um you know depth in your knowledge and understanding of of quantum technologies. But I I really

26:13

wanted to have that quantum economical implication and and and to talk to you

26:18

about that and and we have that you know often quoted as the quantum or framed as a quantum race. Um what’s your take

26:26

because you also have that value driven approach to improve the state of humanity. Is the race today a race

26:33

between nations or um you know do we have like a a a collaborative global

26:40

challenge in the making to to serve that or you know your vision of a better humanity?

26:46

Yeah, it is a race and there’s no doubt about it and it’s very motivating to me 26:53 um because I think it’s really important that that that humanity finishes this

26:58

race. I wish it was that simple though. I I do think unfortunately there are

27:04

going to be winners and and and not winners in this race. And I feel very strongly that the US and our allies,

27:13

whether it’s Germany or the UK or Australia, win that race. And I think there are

27:19

huge national security implications and huge implications for our way of life. And um and I I wish it could all just be
27:25 humanity benefiting as a whole from this, but I just don’t unfortunately don’t think that’s actually the case. 27:31

And so I do think it is a race against between nation states. Um and and and kind of you know multiple nation states

27:37

working together on one side and multiple nation states kind of working together on another and and the national

27:43

security implications are wide ranging. Um just the computing

27:48

aspect of it obviously is going to have huge implications for the ability to perform calculations that probably will

27:55

have hu huge implications on the battlefield. Obviously decryption is one thing that everybody is is very

28:01

concerned about. But the whole sensing application is is huge as well. again that the precision that you can bring

28:09

with quantum timekeeping or quantum communications or quantum sensing

28:14

is orders of magnitude better than classical standards. And let’s just use GPS as an example.

28:20

Yeah, GPS is a position, navigation, timing system. The timing is the most important thing that comes down from GPS. And so

28:28

much of our critical infrastructure is based upon the synchronization that they get to the GPS network. It’s way more of

28:34

an issue in your neck of the woods. Uh but GPS is or GNSS in general is becoming increasingly denied, spoofed,

28:42

and you’re not able to rely on it. And if we just think about the implications on the battlefield,

28:47

let’s just say, god forbid, something happened and we turned into a hot war over the Taiwanese straight, the first

28:53

thing to go is going to be GPS, right? You’re going to have to operate in a GPS denied environment. And the side that can do that will have an enormous

28:59

advantage. And and I like to think that the knowledge that the other side has that capability might be a deterrent.

29:07

And so to me, it’s like I think we need to get quantum sensors, quantum timekeeping devices in the hands of our

29:14

troops as soon as possible because in the in the horrible scenario

29:19

where something actually happens, it will give them a huge advantage, but hopefully more importantly, it’ll be a deterrent because the other side will

29:25

know that they’re going to be up against a force that would just be very difficult to deal with. So, I do think it’s a huge race and uh and and and it

29:32

would be objectively a good thing for all all of humanity to bring quantum technologies out in the world and I wish that was it was as easy as that. But I I

29:38

think there is that that nation state race element of it for sure. Yeah. No, I think that’s a very

29:43

important point that you have and um and I wanna u we want to public this episode

29:49

um you know in the lights of your your um your public listing in your spack and I want to get to that in a bit but um I

29:56

I just want to mention that as we speak this is uh an ongoing in Denmark you

30:02

know it’s uh the drone attack in Denmark um flying over um military um resorts

30:10

flying over the airports Uh there are ships that are discovered on the borderline between international waters

30:16

and Danish waters. Um they are Russian battleships that have blocked the GPS

30:22

and are not traceable and there have drones flying over Denmark. Uh it could be a relationship between those ships

30:29

lying 200 kilometers from the the border of Denmark and sending up these drones.

30:35

um that is not proven as we speak, but that is an exact example of of how this

30:41

um warfare already today uh is a significant threat to national security

30:47

um unless you have the technology. So um you know where we’re looking days of intraceable um attacks to drones. I mean

30:54

they’re just flying over and recording and um you know shedding light. there is

31:00

no as we speak no attack but it just proves your point right how critical uh

31:05

this is and u you know the whole aspect of uh QKDs and postquantum cryptography

31:11

and the whole aspect of sensing I think it’s just as you say I I agree and it’s it’s a race um but on that point um how

31:20

do you then see um the um the the the whole essence of innovation and ideas

31:27

and creation as You mentioned you’ve done a lot of seed investing. You come also from that.

31:33

Um are we seeing then a switch with quantum that the whole startup community

31:39

will will not be um uh you know will not be a thing because any idea will just be

31:45

integrated because you just need the huge investments you need the teams you scale so fast that there is no room for

31:53

a classical startup to grow. So it’s all about scaling and this this race becomes

31:58

so powerful so big. So it’s just about you know the huge investments uh a winner takes all type of scenario. Um do

32:06

you see a shift then in how we operate uh also on the business side and technology side?

32:12

In some ways that question is about the underlying economic model that the countries are pursuing. I think and and

32:19

if we just look at maybe China exemplifying the top down approach and

32:25

and we’ll just use the US but plenty of other examples is maybe the bottoms up approach. Um,

32:32

I think we’ve seen that even if it gets a slower start, the

32:37

bottoms up approach wins. Um, and and the unleashing of ingenuity and and

32:43

innovation and competitive, you know, competitive destruction and and

32:48

ultimately the cream rising to the top is is the superior economic model to

32:54

break into technologies like this. Um and and so I will bet on the let’s call

33:00

it western economic model and innovation model any day of the week. That said,

33:06

this is expensive technology and it is technology that as we pointed out

33:12

especially in the compute side of things doesn’t have commercial advantage today. So

33:18

therefore, it’s very hard to do kind of that lean product uh lean startup, you know, quick product market fit iteration

33:25

um model that you use to to bring other less deep tech type of uh startups out

33:30

into the world. So, I do think that the that there there does need to be certain

33:36

levels of stimulation from the top um to help you know speed that process along

33:42

until you can actually get to the point where someone like let’s just use what’s

33:47

a good example um trying to think of a good company based in Frankfurt uh Deutsche Bank right Deutsche Bank can

33:55

say I’m going to take 20 million 30 million $50 million off my balance sheet

34:00

buy quantum computer and know I’m going to earn a return off of it. Now, there’s an actual market for for that and then

34:05

you can use those gross profit dollars that you earn to further, you know, fuel the innovation engine. But we aren’t

34:11

there yet for computing. Honestly, part of the reason why I built the company the way we did was because we needed to

34:16

identify those earlier stage markets where we could have commercial advantage and actually build a real business. And that’s why I was uncomfortable with the

34:22

binary nature of the computing or nothing because that it was going to be a while before you had commercial advantage on the computing side of

34:28

things. So I do think you do need a certain level of stimulation from the top to help fuel and and and you know

34:35

keep that innovation engine going uh on the western model and so I think we are

34:40

doing an okay job of that but could do much more and whether it’s in the form of grand challenges or the form of just

34:46

buying more systems and so the c the companies can actually earn gross profit dollars to continue to you know invest

34:52

in the R&D and ultimately bring the the winning technology out but I think the competitive dynamics are are incredibly

34:58

important. important to have companies competing because that’s what pushes you further faster and picking winners from

35:03

the top is very dangerous. Um, and I think that that is why a lot of times that top down, you know, like command

35:10

and control model just doesn’t work as well. So that’s about it.

35:15

You could push back and say if you look at the recent development with Oracle, you could look at, you know, Elon and

35:20

his endeavors and if you look at the satellite communication, it’s it’s a monopoly in space. there is no one’s

35:26

going to catch up in the next 10 20 years. Uh building you know uh reusable

35:32

rockets will take some time even for the Chinese. Uh you could look at Nvidia. I mean Nvidia is close to I think it’s 2x

35:40

of the ducks the German ducks indexable.

35:46

So you take your your your Deutsche Bank example. It’s huge right? It’s huge. But

35:51

if if Deutsche Bank makes a lot of money and Vidia could pay it out of their pockets like it was a a small takeover,

36:00

it’s it’s just the the dimension the magnitude of the valuation is just

36:05

getting so out of you know what what we can grasp. And that and that’s what I what I think that even though we seem to

36:12

have that startup innovation western you call it right democratic structures it

36:18

is in a sense becoming so powerful that a handful of people uh could literally

36:25

buy anything they want uh in that realm of of scaling. So uh um it’s very

36:30

interesting to look at our scientific innovative model and you see the

36:36

magnitude of um of of of these companies and say you know why would they innovate 36:42 they could just buy anything right so it’s it’s very interesting time I think in that sense it is Anders and I think

36:49

you know it is um there is absolutely an element of that

36:54

and and I think we need to be very careful because if it’s too consolidated then that does break the whole system. I

37:00

still just will always make the bet on this system because if you look at those companies that occupy those spaces now,

37:05

many of them didn’t exist 20 years ago, right? And Nvidia was kind of a a blip on the radar screen until 5 years ago.

37:12

And so I do think that the the winds can shift very quickly and and uh it’s not like this has been, you know, the same

37:19

company for a hundred years, you know, being in control of everything. And so I still think that they need to stay on

37:24

their toes because companies can come out of nowhere and and completely usurp their position. And I think that’s what actually keeps pushing the progress

37:30

forward. But if we get to the point where it stagnates and you’re right, like companies can just buy anything that’s starting to show promise, that’s

37:37

a very dangerous risk for our innovation system. For sure. Yeah. Now I had an interesting

37:43

conversation with uh you probably know Worley from Strange Works and his vision to um you know enable a billion minds to

37:50

do scientific breakthrough. So we were talking a little bit about like how noble lecturers used to come out of

37:55

academia but now due to the fact that they get much more money to go into the corporate labs they can do the same

38:00

thing and work with infinite uh resources and not the bureaucratic processes then the noble lecturers will

38:07

come out of corporates and he envisions a world where someone from you know a

38:12

rural town in Rurus in Norway where I’m uh where I came from or from some you know small place in Africa or Asia that

38:20

they can just you know with that computational power and the software be able to have those breakthroughs and to

38:27

build those values. So it’s a very interesting time because it’s very hard to predict how these models will uh will

38:34

develop. So so maybe you can you know elaborate a little bit about your decision then to to do us back and to to

38:41

go public and to just now most likely with the intention to fuel the company with enough resources to grow faster.

38:49

Yeah. Well, we were very well capitalized

38:55

after we raised our series C at the beginning of this year and I saw that that I was so curious about

39:00

that. Yeah. Yes. So, we we already were in good shape. You know, we had $100 million plus in the balance sheet. We have a a

39:07

reasonably low burn rate relative especially to the publicly traded companies, but call it, you know, $30

39:13

million a year. So, we had a good three-year window to operate. And it was there were there were in many ways that

39:19

seemed quite nice where let’s not worry about capital raising and let’s just let’s just execute because we’ve got

39:24

time to do it. What I saw happening though was the publicly traded companies

39:30

start to take advantage of their position and raise very large amounts of

39:36

capital 500 million billion dollars. And then you see some of the private companies raising very large amounts of

39:42

capital as well. And we did fine in our in our private raise and we achieved

39:48

what we wanted to. But it was clear that the you know the game was was ch was was starting to change and might change much

39:54

much more. So I kind of made a commitment to myself at the beginning of this year that I needed to at least

39:59

explore some ways to change the game for inflection. And I looked at a number of

40:04

different routes to do that. Just you know fast following raising another private round of capital was one of

40:09

those options. we looked at going public via traditional IPO. The the short

40:15

answer was though those would all take quite a bit of time probably and I felt

40:20

like the time was now. And so I went into this process with four principles. Number one,

40:26

first principle across any of those was could we find a world-class partner to work with because you just don’t want to

40:32

sacrifice on that principle. Number two, could we find a quantum of capital that would effectively take the existential

40:40

risk of running out of capital off the table? And actually put a pause button on that one for a second because there is an interesting uh uh point to make on

40:47

that. And number three, could we have a very high probability that we would get that capital on the balance sheet? And

40:54

then number four, could we do it at a cost of capital that was both fair to our existing investors, but also could

41:01

make it a case where new investors had a great opportunity to to earn a good return as well. And and those were my

41:08

four principles. And ultimately meeting the Church Hill, the team at the Church Hill Group, I was able to easily

41:14

accomplish all four of those principles. And so it became very obvious to me that that was the right path to go. Um let’s

41:21

circle back on that second point I made the existential risk. The other thing in the back of my mind was you know that

41:28

the that clearly people were raising a lot of capital but as I thought just about inflection and I imagined five

41:34

years down the line and I imagined some scenarios that were

41:40

scenarios where inflection just didn’t work. We failed. Um, not a lot of those scenarios involved not getting the tech

41:48

right, which sounds kind of crazy because this is quantum, which so you’d think that would have been at the top of the list. The almost all the scenarios

41:54

were we ran out of capital, right? And and and and let’s say two years down the line when it was time to go raise our

42:00

series D, the markets weren’t accommodative and we couldn’t get it done and we had to close up shop. And so I thought if I could take that

42:06

existential risk off the table, if we could raise an amount of capital that for almost all foreseeable scenarios

42:12

would keep us capitalized, that was very attractive to me. And so that was really the reason why we went down this path.

42:18

The added benefit of it and you’ve seen the publicly traded coin companies do

42:23

this, especially INQ, is now you have a public currency to make acquisitions. I

42:28

am wary of acquisitions because a lot of them don’t work. But tech tuck-in

42:33

acquisitions can be very powerful if they accelerate your direct roadmap. And I do think there may be some private

42:41

quantum companies that maybe are at risk of falling to that existential threat I just made and and there might be a home

42:48

for them at inflection. And that’s a lot easier to do if you have a public currency um because it just is easier to

42:54

to to make those acquisitions. And so that wasn’t the primary driver, but I have a hunch that over the next three

43:00

years, it’s going to be a very important thing to have and will give us flexibility to possibly make some of

43:06

those types of acquisitions where it’s a it’s a 1 plus 1 equals 10 situation. It’s great for the people that join the

43:12

business via that acquisition and it’s great for inflection because it accelerates our road map. Wow, that’s uh that’s really really

43:18

strong. I think there is so much to learn from that and to take out of that analytical path and and thinking about

43:25

those scenarios and and it’s something that I’ve written a lot about how to anticipate the future uh and to create

43:31

the now out of future scenarios and uh not many leaders are good at that. So

43:37

there is the path of exponential progress of technology which everyone says we think it’ll be progress but they

43:42

don’t really sit down and think about what that means. And the other is what do we think of humanity? Uh what do you

43:49

think human beings will do? What kind of business models and structure can you foresee? Uh so uh yeah so thank you so

43:55

much for for sharing that. I think that’s that’s really powerful. Um so so

44:00

what are then the next um steps now in in terms of uh inflection? What are the

44:06

road map the detailed road map for for scaling and also what are the challenges of scaling an organization? I think one

44:13

thing is obviously getting good engineers and physicists. I mean, that’s a word for talent, isn’t it?

44:18

Yeah, it it’s uh we’re not quite there yet, you know, in the AI world where

44:24

you’re seeing hund00 million pay packages put in front of put in front of that’s that then you know you’ve done

44:31

something wrong. You’re missing out on something. When you go desperate and you have too much cash on a dead business

44:37

model potentially, uh then you have to do that. So I think that’s um that’s screaming we we uh messed up but yeah

44:44

totally totally yes. So what’s next for us? So um

44:49

I’ll I’ll answer it in two ways. We have um we have to commercialize and grow the

44:56

quantum sensing business and and and what what that means is we have quantum clocks that are about you know call it

45:02

the size of a Xbox a little bit bigger and those have incredible performance

45:09

capabilities and they you know we’ve float them on airplanes we’ve put them on ships they’ve actually gone underwater and and and and they have

45:15

gone into data centers and and show real commercial advantage relative to

45:20

classical standards. We need to build the go to market team that can get those out into the world. And in addition, we

45:27

need to take that, call it, it’s a 3U rack mount, so a little bit bigger than an Xbox, and shrink that down to a

45:33

one-year rack mount, which is the size of a pizza box, call it, and ultimately down to chip scale. And that’s one of the the magic, that’s one of the things

45:39

that are magical about neutral atoms is it’s mostly all based on photonics. So you can integrate all of that down to

45:45

phetonic level integrated circuits. So that’s the end state for most of our technologies. So on the sensing side of

45:51

the business, we need to continue to drive down the size, weight, power, and cost of the underlying the underlying

45:59

components and therefore the systems themselves and then get those out to market and and actually fulfill the demand that’s out there with that GPS 46:06 denial being one of the really strong tailwinds. Um, and then same for our quantum RF antennas. They can do nearly

46:13

magical things. because we haven’t talked about them yet, but you know there are huge commercial opportunities

46:18

both within the DoD and and the intelligence community and also just the broader um the broader uh the broader

46:24

market for that type of product. And then finally, our our our inertial sensors are I’d say more in the realm of

46:30

research still today. We have sent them to space. They we sent them up to to the International Space Station to be

46:37

gradually back in 2018 and we’re working to send more of those up into space with NASA. And so really, I’d say a lot of

46:48

not R&D in the sense you’d think of with the computer, but R&D in the sense of commercializing and getting these into

46:54

form factors that are more useful and then driving the go to market on the sensing side of the business.

46:59

On the computing side of the business, sorry. Yeah, go ahead. I was on the computing side of the business, it’s it’s continuing to push that logical cubit

47:06

road map, right? We need to get it. We’re at 12 today. We need to get to 100. Right now, we have two test beds.

47:12

one effectively for quantity of cubits and and one for quality of cubits and and and we’ve got 1,600 physical cubits

47:18

on the quantity system and then we’ve got very high quality 99.73% gate fidelity um on the on the quantity

47:25

system and then we we or the quality system. We put those two together and that’s how we create our logical cubits and and so we we we now have 12 and

47:33

really a very a very believable engineering road map to get us to 100 and then to a thousand. And so on the

47:40

computing side of it, it’s drive to that as quickly as possible and and so continue to drive up the quantities,

47:46

continue to drive up the quality and then bring those together for logical cubits. And then also there’s there’s as

47:52

we talked about a reasonable market to sell quantum computing systems. So we’re going to continue to do that. And so it’s all driving towards this needs to

47:58

ultimately be a you know very cash flow positive entity that is servicing real customer demand with products that

48:05

provide huge advantages relative to classical standards. And that’s what we think about every day is how do we build

48:11

this business to be that? And it’s not going to be tomorrow that we’re going to be profitable. Nor would it be necessarily the smart thing to do

48:18

because the profit pools in the future are so massive you want to invest behind them today. But ultimately, you know, a

48:23

company’s only the the company’s value is just the the discounted future free cash flows, right? So if there are never

48:30

any free cash flows, there are zero there’s zero value. And so we just need, you know, obviously that’s the long term that’s the long-term goal for the

48:36

business, right? So, so what are um you know what is your internal um timeline for the 100

48:42

and a thousand logical cubits then 2028 for the 100 um and then and then

48:49

2030 for the thousand which is what the current current road map is. All right. And and and to the antennas I

48:56

was curious about that what what are what are the use cases here? Um was just trying to I was thinking as you were

49:02

speaking because you haven’t talked a lot about it. You said what what are Yeah. the the business use cases that you see there.

49:07

Yes. Well, maybe let me just define what these Ridberg antennas are first. So at

49:13

the core of everything you do with neutral atom technology is you have some sort of cell. It might be an ultra high

49:19

vacuum cell. It might be a vapor cell. And then you have lasers and you are and inside those cells are a bunch of atoms.

49:25

And then with the lasers, you’re working with those atoms to turn them into products. And I don’t need to tell this

49:31

audience what we mean when we say quantum, but we’re just talking about the world of the very small, the atomic and the subatomic, and then the very

49:38

strange uh quantum mechanics that take place at that level, which we don’t need

49:43

to talk about. But but but but when you say quantum technologies, you’re taking advantage of those weird quantum mechanics and then turning them into

49:49

products. So, so we can turn those rubidium atoms into clocks by effectively exciting them with uh an

49:56

ultra high frequency laser and then the energy transition becomes a very stable frequency reference that ticks very very

50:02

precisely. Those same ribidium atoms if put into what’s called their rberg state

50:07

which is the most excited they can be before they become an ion. Right? So you can think of the electron way out in orbit those atoms in their rberg state

50:17

become very sensitive to the entire electromagnetic spectrum. And so therefore, you can turn those atoms into

50:23

antennas, which is actually mind-boggling when you think about it because it turns on its head we know

50:30

about RF technology from the last 120 years, right? Which is normally the RF

50:35

waves are received by some kind of metallic aperture, which is an antenna which resonates based upon that

50:41

frequency and then you can extract the electric signal inside that wave that way. In this case, you don’t need that

50:48

antenna. The atoms are the antenna. And when you’re using classical RF

50:53

technology, your antenna needs to be about the same size as the wavelength that you’re receiving, right? And and it

50:59

can only receive a very, you know, very narrow slug of the electromagnetic spectrum. So you have probably 10

51:05

antennas in your iPhone because you’re receiving GNSS, you’re receiving standard cellular signals, right? You’re

51:12

receiving Wi-Fi, Bluetooth, etc. Each of those has its own antenna. you could collapse all those down to one something

51:19

the size of a sugar cube because we can dynamically tune it based upon the lasers to each of those frequency bands.

51:25

So that’s one of the magic parts of this. It’s in a form factor today where it’s never going to it’s not going to be in your phone for a while. It’s it’s a

51:31

the aperture itself is about the size of a sugar cube, but it’s hooked up to a photonic system that today is the size of a mini fridge. Here’s the killer app

51:38

today though. For the very low frequency longwavelength signals that are used for

51:45

a lot of different military communications channels, you need huge antennas like I don’t know you might

51:51

have dragged an antenna to your roof one time that’s massive, right? Or at the extreme submarines dangle antennas that are a kilometer long,

51:57

right? Our Rberto atoms can receive those signals. So you can vastly vastly shrink

52:03

the size of these antenna systems. And there are all kinds of interesting use cases there. Think of the intelligence

52:09

community. If they need to put up a huge antenna to receive something, they’re a target. Now, if you can do something the

52:14

size of a sugar cube, you’re not. And importantly, these emit no signals themselves. So, completely undetectable.

52:20

And every time you normally would receive a signal, you are putting out a signal yourself and therefore become a

52:25

target. So, a lot of really interesting intelligence community and and defense community use cases, but ultimately you

52:32

could see these being on every cell tower. You could see these, you know, you look at a battleship looks like a porcupine because there’s so many

52:37

different antennas. Those could all be collapsed onto one. So, huge use cases for this Red Bird technology.

52:42

Well, that is new to me. I haven’t I haven’t seen a lot of those cases uh and demonstration. That’s very fascinating.

52:48

Uh thank you so much for for that. Uh that’s um yeah, that’s very interesting.

52:54

That’s um but then you can also think then uh and and again thank you so much

52:59

for for I mean this is been really really interesting to me because I was hoping to get that um economical aspect

53:07

of it and you’ve dug into the uh bridge between the technology and and the economy and that’s very fascinating. So

53:14

it was all I was hoping for to to pick your brain on Matt. So that’s been a real joy for me to to listen to you.

53:21

Oh it’s been a wonderful conversation Anders. Thank you very much. I’ve really enjoyed it. It went by went by really fast actually. I can’t believe it’s

53:27

already been close to an hour. Close an hour. No, that’s But I want to just like kind of sort of I I do this

53:33

because I’ve I’ve written about the simulation hypothesis uh my recent book

53:38

with my quantum physicist colleague. We call it sci-fi science philosophy with the phi because we take push the borders

53:45

and and um one of the things that that that I look into is that I think that the externalization of an artificial

53:53

general intelligence some kind of singularity put into a machine uh is not a very you know um positive path

54:00

potentially for humanity. And what we argue is that we take um the mench the

54:06

human being uh the essence of consciousness the qualia what it feels

54:11

like what we do not yet understand and and to be to romanticize of the concept

54:16

of the mench hopefully never will get. So we start with that and we hack

54:22

chemistry, we hack biology, we build biological substrins and we create what we call artificial human intelligence

54:29

and um you know look at the antenna why should it w you know wander into the phone and not in here right um so so

54:36

what do you think um are there limits then to to to you

54:41

know quantum technologies and quantum AI and technology uh is there in your

54:47

vision for a positive future for humanity. Are there things that we cannot explain that are outside of

54:54

quantum physics that are related to some other dimension uh what it means to be a

55:00

human being or do you see us all chemical scum plus some math and some quantum physics?

55:06

Wow, I love this question and I I um so I’ll I’ll I’ll say a few things before I

55:13

answer just so you know where I’m coming from. So I’m I grew up a Catholic. Um, so I’m I’m Christian and and so believe

55:19

in believe in a a higher power of some sort. I’ve also spent a lot of time um

55:24

reading stoicism and so you know the idea of the logos or the underlying logic of of of the world makes a lot of

55:30

sense to me. There’s a ton of you know a lot of a lot of ways in which stoicism and Catholicism are quite similar and

55:36

and so I love and and I honestly have been so in the just race of building

55:42

inflection. I haven’t had a chance to really sit back and and ponder some of these things, but I think the the

55:48

tie-ins between quantum and religion and philosophy are fascinating. Um, even

55:54

just at the most basic level of religion has always sort of seemed to occupy that space between human understanding and

56:01

and what we don’t understand. So, you know, when thunder would go off, uh,

56:06

that must have been something that the gods did, right? But once we understood what that was, it shrank that space. But quantum still very much occupies that

56:12

space right it it doesn’t really make intuitive sense to us and so I think there is a chance that maybe that is the

56:19

you know the layer where you can start to think of uh the higher power residing in some way maybe or or maybe not maybe

56:26

we’ll figure it out and then it you know religion will occupy a different space but I do think it’s a really interesting

56:32

topic to explore and and and and you know I I’ll see these posts on

56:40

And I’ll I’ll never really dig into them, but you know that that you know quantum is the only way to give AI uh

56:46

actual spirit or or make it make it um make it you know conscious, right? It’s

56:52

going to give it consciousness. And so I I wish I and maybe someday I’ll sit back

56:57

and would love to talk to you more about this kind of stuff offline because I found it fascinating. But I I do think there is something there at the very at

57:04

the very uh most basic level and it’s uh it’s fascinating to to let your mind go to those places to think about.

57:10

Now this is you know because I don’t need a solid ground under my feet. You know I’ve gone down all this rabbit hole

57:17

and I consider myself agnostic atheist. So it’s very if and I have huge respect

57:23

for having something to believe it because it gives you some kind of structure and substance to hold on to. I

57:29

don’t need that. So any psychedelic experience where reality dissolves I say well this is normal this is just um if

57:36

you have a computer you have a simulation you don’t have to render everything into perfect pixels you can

57:42

just have it can dissolve and so to me I don’t I don’t need that structures I can dance between u the explicable and the

57:51

dimension of whatever you want to call it so so it’s very fast I’m very privileged to learn from all these very

57:57

smart people and to listen to them how they are kind of sort of held hostage in

58:02

their own domain. Why? So, so my my co-author just published a

58:08

very interesting paper on the quantum memory matrix where he argues that any information in the universe is start in

58:14

a in a quantum memory matrix. So basically meaning is information and and and it just then could collapse into

58:21

some kind of a big crunch a singularity where in a black hole information is stored and that has been peer-reviewed

58:28

published and the first thing that he got then was well this is aashic records

58:34

so you just see that the whole dimension of spirituality and some kind of

58:39

holistic universe there are so many ways to go about and and and I 100% agree

58:44

with you we have gone through history where we have thin sliced uh what we you

58:50

know claimed to be godly and put a put a label a math formula on it and I think

58:56

that’s where heading we’re moving towards the unification of mythology folklore and enlightenment basically

59:03

where science and philosophy could meet so so I think a lot about I have the the

59:08

privilege of not being responsible for a bunch of people in my organization so I could sit down and think about this

59:16

But but I resonate very much with your drive because it has become to me also

59:23

now a passion to actually build it. So I so I have this vision to to quote

59:28

unquote build a human being uh by applying this and uh I I literally hope

59:33

I fail because it takes away the magic. Um but just totally

59:39

all the dimension that you mentioned we talked about that on that path to understanding uh what you know qualia

59:46

consciousness life at a cellular level is there is so much business and I think

59:52

that and that’s why I liked about your you know values and philosophy that um

59:58

capitalism more power to it if it serves for the benefit of humanity and we can

1:00:03

use technology for progress. So um this was also something that I wanted to just you know uh get a feeling because I read

1:00:10

a little bit about your your um you know your your drive towards improving the state of humanity and I think that’s

1:00:17

very very important in today’s world to have leaders that unite those values. Um

1:00:22

so yeah thank you I totally agree. Yeah I agree it’s it’s really important. Yeah. So you think the brain is a

1:00:28

quantum computer or is it something magical then there is no some godliness to it or uh

1:00:34

boy I don’t yeah I I still you know until maybe scientifically proven wrong

1:00:41

I still think you know that that God plays an element in there but you know that that could be he just you know

1:00:48

designed the quantum computer or something right so I I I I don’t know it’s it’s it’s it is

I I 1:00:55

I default to my you know that my my uh my my religious beliefs, but I don’t

1:01:01

honestly I haven’t thought deeply enough about those even in so long, especially after having gone down the quantum

1:01:07

rabbit hole. And I I do need to go sit in a dark room and just think and get my head straight on all these things.

1:01:13

Yeah. What what a beautiful way to end the hour, Matt, to take us back from a um

1:01:19

you know, a capitalisticdriven investor that has a a deep passion for

1:01:25

deep technologies going into the role of the CEO driving towards going public and

1:01:31

then taking it back to religion. I think that was we’ve covered it all. We’ve covered it all, Andrew. Yeah.

1:01:38

Again, Matt, thank you so much for doing this with me, spending so much time. This was a blast. Yeah. Congrats on your

1:01:45

your all the things that you’re doing. Uh I’m going to follow inflection and I hope to to have a chat with you on or

1:01:51

offline at uh at a later point or in a near future. I’d love that. I’d love it. Yep. Well,

1:01:56

thank you for this and thanks for having me on the show. Thank you so much, Matt. Yeah.

***

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The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to Infleqtion stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, ColdQuanta, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019

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